UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 09, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE
UNITED STATES, ITS TERRITORIES AND POSSESSIONS, OR FOR THE ACCOUNT OR BENEFIT OF,
U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933) OR
IN OR INTO ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE PROHIBITED
BY APPLICABLE LAW
Sibanye Gold Limited trading as Sibanye-Stillwater
(“Sibanye-Stillwater” or the “Company” or the “Group”)
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL ISIN – ZAE000173951
Issuer code: SGL
Registered Address: Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address: Private Bag X5 • Westonaria
• 1780 • Tel +27 11 278 9600 • Fax +27 11 278 9863
PROPOSED PLACING OF NEW ORDINARY SHARES
9 April 2019
Sibanye-Stillwater announces its intention to conduct a non pre-emptive cash placing of new ordinary no par value shares in the authorized but unissued share capital of the
Company (the "Placing Shares") to certain institutional investors (the “Placing”), of up to
108,932,356 shares, which represents approximately 5 per cent of the Company’s existing issued ordinary share capital base which is the maximum authorized issuance under current authorities. As at the date of this announcement, gross proceeds will amount to approximately ZAR1.8 billion / US$130 million, based on the closing share price as at 9 April 2019.
The Placing is being conducted through an accelerated bookbuild process (the
“Bookbuild”), which will be launched immediately following this announcement. J.P.
Morgan Securities plc (the “Manager”) is acting as Sole Bookrunner in respect of the
Placing.

Rationale
Consistent with our three-year strategic goals, proactive steps to address our balance sheet leverage were taken during 2018, with US$400 million of the US$500 million stream transaction successfully applied towards reducing long term debt. Significant progress on our deleveraging strategy was however delayed by the sharp decline in adjusted
EBITDA from our SA gold operations in 2018.
The safety related and other operational disruptions which severely impacted production from the SA gold operations in H1 2018 were compounded by the AMCU strike, which began on 21 November 2018, resulting in adjusted EBITDA from the SA gold operations for FY 2018, declining by 75% relative to FY 2017. Whilst the economic backdrop has improved significantly in 2019, with elevated PGM basket prices forecast to drive our covenant leverage ratios lower and measurably improve Group liquidity, the ongoing strike at the SA gold operations and the commencement of upcoming SA
PGM wage negotiations at the end of Q2 2019, pose potential operational risks that require due consideration.
In order to ensure that any potential upcoming events can be negotiated in a strategically appropriate manner, as well as to favorably position the Group for any unforeseen external macro-economic downside risks during this period, management deems it prudent to ensure sufficient financial flexibility for the Group through the proposed Placing.
The net proceeds from the Placing will enhance balance sheet flexibility and ensure that Group leverage is appropriately reduced. Management has confirmed that should these uncertain events be successfully navigated and appropriate gearing levels maintained, the resumption of dividend payments, in line with the existing dividend policy, are anticipated. Post transaction, assuming net proceeds to the Company from the Placing of ZAR1.8 billion, the leverage of the Company is expected to reduce by
0.2x Net debt / adjusted EBITDA, from c.2.5x as at 31 December 2018, to c.2.3x pro forma Net debt / adjusted EBITDA.
Quarter 1 2019 update
Attributable production from the South African PGM Operations is estimated to be approximately 234,000 4Eoz and in line with annual guidance. For Rustenburg, production includes ounces contained in concentrate that was delivered during Q1 for toll treatment. Delivery of refined metals is only expected during Q2 2019.
The US PGM operations experienced a slower than planned start to the year producing an estimated 131,000 2Eoz, with lower production volumes resulting in temporarily elevated costs. Sales however, were in line with plan. Production is planned to return to normal levels from Q2 and full year production guidance remains unchanged.

Following the commissioning of the second furnace (EF2) at the Columbus Metallurgical
Complex, throughput at the smelter improved, resulting in a drawdown of recycling metal inventories. The recycling division is expected to average 23.0 tonnes of feed material per day in the first quarter of 2019, compared to an average feed rate of 22.0 tonnes per day in 2018.
Gold production during Q1 2019 was negatively impacted by the ongoing AMCU strike and is expected to be approximately 104,000oz, 90% of what was planned under strike conditions, and 36% of production levels relative to the same period in 2018. Unit operating and all in sustaining costs will be negatively impacted by the reduced production levels.
Details of the Placing
The Placing will be made outside the United States in reliance on Regulation S
(“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”)
to persons who are not U.S. persons (as defined in Regulation S), and within the United
States only to persons reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act. No American Depositary Shares
representing ordinary shares of the Company are being offered in the Placing. In South
Africa, the Placing will be made only by way of separate private placements to: (i)
selected persons falling within one of the specified categories listed in section 96(1)(a)
of the South African Companies Act, 2008 ("South African Companies Act"); and (ii)
selected persons, acting as principal, acquiring Placing Shares for a total acquisition cost of R1,000,000 or more, as contemplated in section 96(1)(b) of the South African
Companies Act ("South African Qualifying Investors").
The Placing Shares will be issued by the Company under and in accordance with its existing general authority to issue shares for cash, granted by shareholders at the 2018 annual general meeting of the Company (the “General Authority”) and will be issued only to public shareholders in accordance with the General Authority.
The price per ordinary share at which the Placing Shares will be placed (the "Placing
Price") will be decided at the close of the Bookbuild. The timing of the closing of the
Bookbuild, the Placing Price and allocations are at the discretion of the Company and the Sole Bookrunner. The Placing Price will be announced as soon as practicable on the
Stock Exchange News Service of the exchange operated by the JSE Limited ("JSE") after the close of the Bookbuild.
The Placing Shares, when issued, will be fully paid and will rank pari passu in all respects with the existing ordinary shares in the issued share capital of the Company, including the right to receive all dividends and other distributions declared, made or paid after the date of issue of the Placing Shares.
Subject to the approval by the JSE, listing and trading of the Placing Shares on the JSE
("Admission") is expected to commence at 09h00 Monday, 15 April 2019 (or such other time and/or date as may be agreed between the Company and the Sole Bookrunner).
Investors will receive Placing Shares which are listed and trading on the JSE.
Placing Shares purchased in the Placing may not be deposited into the Company’s
American Depositary Share program until at least 40 days after closing of the Placing.
Pursuant to the terms of the placing agreement entered with the Manager, Sibanye-
Stillwater has agreed, subject to certain exclusions, to a lock-up arrangement in respect of Sibanye-Stillwater’s equity securities for a period of 120 days from the date of the
Placing.
Notes
The South African rand to US dollar exchange rate used in this Announcement is 14.03 as at noon South African time.
Johannesburg
9 April 2018
For further information please contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
JSE Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Sole Bookrunner: J.P. Morgan Securities plc
South African legal counsel to the Company: ENS Africa
International legal counsel to the Company: Linklaters LLP
International legal counsel to the Sole Bookrunner: Shearman & Sterling (London) LLP
IMPORTANT NOTICE
This Announcement is for information purposes only and shall not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other country. This Announcement and the information contained herein is restricted and is not for publication or distribution, directly or indirectly, in whole or in part, in or into the United States, Canada, Australia or Japan, or in any other jurisdiction in which such publication or distribution is restricted by applicable laws or regulations. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, delivered or otherwise distributed in or into the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the Securities Act) absent registration, except in reliance on an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the Placing Shares in the United States or in any other jurisdiction.
THE PLACING SHARES PURCHASED BY PERSONS OUTSIDE THE UNITED STATES MAY NOT BE
DEPOSITED INTO THE COMPANY’S AMERICAN DEPOSITARY SHARE (“ADS”) PROGRAM UNTIL
A MINIMUM OF 40 DAYS AFTER THE SETTLEMENT OF THE PLACING AND THE COMPANY’S
ADSS MAY NOT BE USED IN ANY HEDGING TRANSACTION THAT INCLUDES THE PLACING
SHARES. BY PURCHASING PLACING SHARES IN THE OFFERING FROM OUTSIDE THE UNITED
STATES, YOU WILL BE DEEMED TO AGREE TO THE FOREGOING RESTRICTIONS.
The Company will instruct The Bank of New York Mellon, as depositary for the Company’s
ADS program, not to accept any Placing Shares for deposit into the Company’s ADS program and to not issue and deliver ADSs in respect thereof for a period of 40 days after settlement of the Placing.
Any offer, sale, resale, delivery or other distribution of the Placing Shares within the United
States during the 40-day period beginning on the date hereof by any dealer (whether or not participating in the Placing) may violate the registration requirements of the Securities
Act if such offer or sale is made otherwise than pursuant to an exemption from, on in a transaction not subject to, the registration requirements of the Securities Act.
In South Africa, the Placing will only be made by way of separate private placements to:
(i) selected persons falling within one of the specified categories listed in section 96(1)(a)
of the South African Companies Act, 2008 ("South African Companies Act"); and (ii)
selected persons, acting as principal, acquiring Placing Shares for a total acquisition cost of ZAR1,000,000 or more, as contemplated in section 96(1)(b) of the South African
Companies Act ("South African Qualifying Investors"). This Announcement is only being made available to such South African Qualifying Investors. Accordingly: (i) the Placing is
not an “offer to the public” as contemplated in the South African Companies Act; (ii) this
Announcement does not, nor does it intend to, constitute a “registered prospectus” or an “advertisement”, as contemplated by the South African Companies Act; and (iii) no
prospectus has been filed with the South African Companies and Intellectual Property
Commission ("CIPC") in respect of the Placing. As a result, this Announcement does not comply with the substance and form requirements for a prospectus set out in the South
African Companies Act and the South African Companies Regulations of 2011, and has
not been approved by, and/or registered with, the CIPC, or any other South African authority.

The information contained in this Announcement constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary
Services Act, 2002 ("FAIS Act") and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the
Placing Shares or in relation to the business or future investments of the Company, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this Announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South
Africa. The Company is not a financial services provider licensed as such under the FAIS
Act.
In terms of the Exchange Control Regulations of South Africa, any share certificates that might be issued to non-resident shareholders will be endorsed ‘Non-Resident. Any new share certificates, dividend and residual cash payments based on emigrants’ shares controlled in terms of the Exchange Control Regulations, will be forwarded to the
Authorised Dealer controlling their remaining assets. The election by emigrants for the above purpose must be made through the Authorised Dealer controlling their remaining assets. Such share certificates will be endorsed ‘Non-Resident’. Dividend and residual cash payments due to non-residents are freely transferable from South Africa.
No public offering of the Placing Shares is being made in the United Kingdom. In the
United Kingdom, all offers of the Placing Shares will be made pursuant to an exemption under the Prospectus Directive (as defined below) from the requirement to produce a prospectus. This Announcement is being distributed to persons in the United Kingdom only in circumstances in which section 21(1) of the Financial Services and Markets Act
2000, as amended (“FSMA”) does not apply. No prospectus will be made available in connection with the Placing and no such prospectus is required to be published in accordance with the Prospectus Directive.
This Announcement is for information purposes only and is directed only at persons in
Member States of the European Economic Area who are (a) qualified investors
(“Qualified Investors”) within the meaning of article 2(1)(e) of the EU Prospectus Directive
(which means Directive 2003/71/EC as amended, and includes the 2010 PD Amending
Directive (Directive 2010/73/EU) to the extent implemented in the relevant Member
State) (the “Prospectus Directive”) and (b) in the United Kingdom and (i) investment professionals falling within Article 19(5) of the UK Financial Services and Markets Act 2000
(Financial Promotion) Order 2005 (the “Order”), (ii) high net worth entities falling within
Article 49(2)(a) to (d) of the Order or (iii) other persons to whom they may lawfully be communicated, all such persons together being referred to as “Relevant Persons”. In
Member States of the European Economic Area, this Announcement must not be acted on or relied on by persons who are not Relevant Persons. Persons distributing this
Announcement must satisfy themselves that it is lawful to do so. Any investment or investment activity to which this Announcement relates is available only to Relevant
Persons and will be engaged in only with Relevant Persons.

This Announcement has been issued by, and is the sole responsibility of, the Company.
No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by J.P. Morgan Securities plc (the
“Manager”) or by any of its respective affiliates or agents as to or in relation to, the accuracy or completeness of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.
The Manager and its respective affiliates are acting solely for the Company and no one else in connection with the Placing and will not be responsible to anyone other than the
Company for providing the protections afforded to its clients nor for providing advice in relation to the Placing and/or any other matter referred to in this Announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on the Manager or its affiliates by its respective regulatory regimes, neither the Manager nor any of its respective affiliates accepts any responsibility whatsoever for the contents of the information contained in this Announcement or for any other statement made or purported to be made by or on behalf of the Manager or any of its respective affiliates in connection with the Company, the Placing Shares or the Placing. The Manager and
each of its respective affiliates accordingly disclaim all and any responsibility and liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above) in respect of any statements or other information contained in this Announcement and no representation or warranty, express or implied, is made by the Manager or any of its respective affiliates as to the accuracy, completeness or sufficiency of the information contained in this Announcement.
The distribution of this Announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the
Manager that would permit an offering of such shares or possession or distribution of this
Announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this
Announcement comes are required by the Company and the Manager to inform themselves about, and to observe, such restrictions.
This Announcement includes “forward-looking statements” within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of
1995. Forward-looking statements may be identified by the use of words such as “target”,
“will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this
Announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the
Company, that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this Announcement. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.
This Announcement does not identify or suggest, or purport to identify or suggest, the risks
(direct or indirect) that may be associated with an investment in the Placing Shares. Any investment decision to buy Placing Shares in the Placing must be made solely on the basis of publicly available information, which has not been independently verified by the
Manager.
This Announcement does not represent the announcement of a definitive agreement to proceed with the Placing and, accordingly, there can be no certainty that the Placing will proceed. Sibanye-Stillwater reserves the right not to proceed with the Placing or to vary any terms of the Placing in any way.
The Placing Shares to be issued pursuant to the Placing will not be admitted to trading on any stock exchange other than the Johannesburg Stock Exchange.
Persons who are invited to and who choose to participate in the Placing by making an offer to take up Placing Shares, will be deemed to have read and understood this
Announcement in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained herein. Each such placee represents, warrants and acknowledges that it is a person eligible to purchase or subscribe for the Placing Shares in compliance with the restrictions set forth herein and applicable laws and regulations in its home jurisdiction and in the jurisdiction (if different) in which it is physically resident.
Unless otherwise agreed in writing, each placee represents, warrants and acknowledges that it is (a) not located in, a resident of, or physically present in, the United States,
Canada, Australia, Japan or any other jurisdiction in which the offer or sale of the Placing
Shares to such placee would be unlawful or would require registration or other measures, and it is not acting on behalf of someone who is located in, a resident of, or physically present in, the United States, Canada, Australia, Japan or any such other jurisdiction and
(b) not a U.S. person (as that term is defined in Regulation S under the Securities Act) or purchasing for the account or benefit of a U.S. person (other than a distributor).
Information to Distributors
Solely for the purposes of the product governance requirements contained within: (a) EU
Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b)
Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID
II; and (c) local implementing measures (together, the “MiFID II Product Governance
Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product
Governance Requirements) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that such securities are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market
Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who
(either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market
Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Manager will only procure investors who meet the criteria of professional clients and eligible counterparties.
For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Placing Shares.
Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.
NOTWITHSTANDING ANYTHING IN THE FOREGOING, NO PUBLIC OFFERING OF THE
PLACING SHARES IS BEING MADE BY ANY PERSON ANYWHERE AND THE COMPANY HAS
NOT AUTHORISED OR CONSENTED TO ANY SUCH OFFERING IN RELATION TO THE
PLACING SHARES.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 09, 2019
By:
Name:
Title:
/s/ Charl Keyter
Charl Keyter
Chief Financial Officer